mobistar

RECEIVED

2004 NOV 22 A 10:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

04046299

20 October 2004

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Everyone of Mobistar

20/10/2004

Mobistar accelerates its growth in the 3rd quarter of 2004

Brussels, 20 October 2004 – On 30 September 2004, Mobistar once again posted a growth in its customer base, bringing it to a total of 2,743,267 active customers, a 10% increase over one year. During the third quarter, Mobistar increased its base by almost 81,000 new customers, beating the net growth of the first semester of 2004 (+62,155). The average revenue per user is up by 6.1% in one year to 36.47 euros per month per active customer. Turnover for the first 9 months of 2004, which amounts to 992.2 million euros, is up by 16.9% compared to September 2003.

The total number of active customers as of 30 September 2004 amounted to 2,743,267 customers (+10%). This growth is due to an increase both in the number of prepaid and postpaid customers. Mobistar has continued to focus on acquiring high value customers, which results in the stronger increase of the postpaid base, now accounting for 34% of the total base.

Turnover for the first 9 months of 2004 has grown by 16.9% to reach 992.2 million euros, against 848.6 million euros a year earlier. This growth is the combined result of the larger customer base and the increase in the monthly average revenue per user (ARPU). The growing proportion of postpaid customers has significantly contributed to the ARPU growth (+6.1% in one year) from 34.37 euros per month per active customer to 36.47 euros on the 30 September 2004.

All the indicators allow Mobistar to confirm that it will be in a position to achieve its objectives of turnover growth (of around 15%) for 2004.